March 24, 2020

Anthony Sirica
Chief Financial Officer
Ark Restaurants Corp.
85 Fifth Avenue
New York, NY 10003

       Re: Ark Restaurants Corp.
           Form 10-K for the Fiscal Year Ended September 28, 2019
           Filed December 17, 2019
           Form 8-K
           Furnished February 10, 2020
           File No. 001-09453

Dear Mr. Sirica:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2019

Consolidated Statements of Income, page F-3

1. We note your presentation of the sub-total "Restaurant Operating Income" on the face of your statements of income and that this sub-total excludes certain operating expenses for restaurant-related charges for impairments and asset write-offs. Please tell us your basis for presenting this sub-total, which appears to be a non-GAAP financial measure, on the face of the income statement, and for excluding restaurant-related charges from it. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.
 Anthony Sirica
FirstName LastNameAnthony Sirica
Ark Restaurants Corp.
Comapany2020
March 24, NameArk Restaurants Corp.
Page 2
March 24, 2020 Page 2
FirstName LastName
Form 8-K furnished February 10, 2020

Exhibit 99.1
Ark Restaurants Announces Results for the First Quarter of 2020, page 1

2. Please give prominence, here and in your periodic reports on Forms 10-K and 10-Q, to your GAAP measures of performance rather than your non-GAAP measures. Refer to
         Item 10(e)(1)(i)(A) of Regulation S-K. Please also reconcile non-GAAP measures of performance to the most directly comparable GAAP measure, net income. Refer to
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question
         103.02.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273 or Lyn
Shenk, Accounting Branch Chief, at 202-551-3380 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services